Exhibit 99.1

For immediate release

IMI ANNOUNCES FIRST QUARTER FINANCIAL RESULTS AND PROVIDES OPERATIONAL UPDATE

•	Lead cardiovascular test, PREVU* POC, made available for sale
•	Significant new PREVU* study in life insurance testing industry
•	Pivotal study for breast cancer test underway
•	Positioned to receive milestone payments later this year

Toronto, Ontario (May 11, 2005) - - Predictive medicine company IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) today announced financial results for the first quarter of fiscal 2005 ended March 31, 2005.

“The first few months of 2005 have been highly successful, with a number of achievements that will contribute to the long-term success of our cardiovascular product family,” said Dr. Brent Norton, President and Chief Executive Officer. “Our first product, PREVU* Point of Care (POC) Skin Sterol Test, was made available for sale to medical professionals in the United States, Canada and select European markets. In addition, new data on PREVU* presented in high-profile scientific and medical forums heightened the visibility of our unique approach. Furthermore, we have realized a key strategic objective with the start of the PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) clinical trial, a 25,000-patient study in the life insurance testing industry using PREVU* LT Skin Sterol Test, the lab-processed format of our technology. This study will generate valuable new data on PREVU* LT, with interim results expected by early fall.”

Dr. Norton continued, “Over the next few months, McNeil will continue to invest in building the PREVU* brand. With supportive clinical data from the insurance study, they expect to be in a position to launch PREVU* LT this year, which will fulfill a central element of the strategy to have multiple products available in different market segments at the same time. It also positions us to receive other milestone payments from McNeil.”

Dr. Norton also noted that IMI’s cancer program is advancing with the start of a pivotal study for the company’s breast cancer screening test at the University of Louisville. “The successful completion of this study will provide the data needed to design a larger trial aimed at regulatory approval,” he said. “We are continuing to work towards finalizing a major study for our colorectal cancer screening test, ColorectAlert™, and expect to have new data on our lung cancer test, LungAlert™, later this summer.”

IMI Announces First Quarter Financial Results and Provides Operational Update

Operational Review

Advancing commercialization of PREVU* Skin Sterol Test
During the first quarter McNeil made PREVU* POC Skin Sterol Test available for sale to medical professionals in the U.S., Canada and select European markets. McNeil is actively promoting PREVU* POC through a number of innovative marketing programs, including eight medical conferences in major world markets, where they are targeting cardiologists, and directly to specific health care programs and providers. Additionally, McNeil continues to meet with life insurance companies to prepare for the upcoming launch of PREVU* LT later this year.

Increased visibility of PREVU* POC with presentation of new clinical data
In March, new data was presented at the American College of Cardiology annual meeting, showing the relationship between skin sterol and increased carotid intima-media thickness (CIMT) in patients with no symptoms of disease. CIMT is a marker of atherosclerosis and an independent predictor of heart attack and stroke. This strong association with increased CIMT suggests that skin sterol testing may help to identify asymptomatic patients who could benefit from more intensive interventions.

Subsequent to quarter end, new data presented at the 6th Annual Arteriosclerosis, Thrombosis and Vascular Biology conference, sponsored by the American Heart Association, showed that patients with elevated skin sterol and a high Framingham global risk score have a significantly higher risk of multivessel disease. To date, an additional three scientific papers have been accepted for publication in 2005.

Expanded patent protection for all products
IMI’s market reach was broadened when a new patent related to the company’s process for quantifying color-change reactions in the presence of disease in humans was granted by the Australian Patent Office. This color-reading system, used throughout IMI’s product line, is patent pending in key regions globally. Additionally, IMI filed a new patent for an alternative format of the PREVU* test, in keeping with its strategy to control and develop all relevant technologies that could be applied to the company’s tests.

Continuing to pursue re-instatement of two U.S. skin sterol patents
The U.S. Patent and Trademark Office (U.S. PTO) granted an extension for the submission of IMI’s request for consideration to accept unavoidably delayed payments of maintenance fees for two U.S. patents related to IMI’s skin sterol technology. As disclosed in February, the U.S. PTO has asked for more information regarding the credentials and procedures of IMI’s patent agents and their performance of clerical functions related to the payment of the maintenance fees.

Business Outlook
“We have already achieved a number of important strategic objectives in the year to date and have a positive outlook for the remainder of 2005,” said Dr. Norton. “Bringing a new product to market is a complex process in which several variables come into play. McNeil has a proven track record of successfully launching new products and dominating its chosen markets.”

Dr. Norton continued, “Acceptance and excitement about PREVU* is growing. While we expect to see sales build through late 2005 and 2006, McNeil will determine the timing and volume of those sales. IMI’s focus is on enhancing our current technologies, further developing our cancer franchise and expanding our product offering, all with a view to building the value of our business.”

IMI Announces First Quarter Financial Results and Provides Operational Update

Primary objectives for 2005 include:

•	Starting a major U.S. colorectal cancer study with ColorectAlert™ led by a U.S. government-sponsored institution;
•	Initiating a clinical trial directed at expanding PREVU*’s regulatory claims to screening for risk of heart attack;
•	Developing an additional test format for PREVU*;
•	Seeking regulatory approval of PREVU* LT in Canada and Europe later this year; and
•	Achieving milestone payments from McNeil.

First Quarter Financial Review (in Canadian dollars)
Total product sales to McNeil were $12,000 for Q1 2005 compared with nil in Q1 2004. Subsequent to quarter end, in April 2005 product sales of $179,000 were recorded that had been committed to by McNeil for Q1 2005. The invoice was issued in Q1 and title had passed to McNeil in accordance with the license agreements but delivery was deferred until April. As a result, the amount was included in accounts receivable and deferred revenue on the balance sheet. License revenue for Q1 2005 was $77,000 compared with $2,000 for Q1 2004. The net loss for the quarter was $1,302,000 or $0.06 per share compared with a loss of $1,083,000 or $0.05 per share for the quarter ended March 31, 2004 (Q1 2004).

Research and development expenditures for the quarter increased to $642,000 from $571,000 in Q1 2004. This variance reflects:
•	an increase in stock-based compensation (a non-cash expense) of $30,000 compared with $20,000 for Q1 2004;
•	an increase of $82,000 in spending on clinical trials for skin sterol and lung cancer; and
•	a decrease of $47,000 in sub-contracted research expenses compared with Q1 2004.

General and administration expenses amounted to $764,000 compared with $521,000 in Q1 2004, an increase of $243,000. This variance reflects:
•	an increase in stock-based compensation (a non-cash expense) of $65,000 to $99,000 compared with $34,000 for Q1 2004;
•	an increase of $90,000 in professional fees for legal, audit and human resources, some of which related to legal expenses associated with IMI’s petition to reinstate two U.S. skin sterol patents; and
•	an increase of $60,000, reflecting additional consulting expenses for investor relations.

Amortization expenses for equipment and acquired technology amounted to $52,000 compared with $57,000 for Q1 2004. Purchases of equipment to support clinical trials amounted to $82,000 during Q1 2005 compared with $73,000 in Q1 2004.

Interest income amounted to $29,000 compared with $28,000 for Q1 2004. Refundable scientific investment tax credits accrued for Q1 2005 amounted to $50,000 versus $37,000 for Q1 2004.

IMI Announces First Quarter Financial Results and Provides Operational Update

As at March 31, 2005 IMI had cash, cash equivalents and short-term investments totaling $3,630,000 ($5,200,000 as at December 31, 2004). Cash used to fund operating activities during Q1 2005 amounted to $1,730,000 compared to $834,000 in Q1 2004, which was affected by the reduction in accounts payable and accrued liabilities by $466,000 during Q1 2005.

To date, IMI has financed its activities through product sales, license revenues, the issuance of shares and the recovery of scientific research tax credits (ITCs). Management believes that, based on historic cash expenditures and the current expectation of further revenues from partnering activities, product sales and royalties, its existing cash resources together with the ITCs receivable of $439,000 will be sufficient to meet its current operating and capital requirements until at least the second quarter of 2006.

Conference Call and Webcast
IMI will hold a conference call and webcast tomorrow, May 12, 2005, at 10 a.m. ET. To access the conference call, please dial (416) 640-4127 in Toronto, or 1 (800) 814-4862 elsewhere in North America. A live audio webcast will be available at www.imimedical.com, and will be subsequently archived for three months. To access the replay via telephone, which will be available until May 19, 2005, please dial (416) 640-1917 or (877) 289-8525 and enter the passcode 21124554#.

Financial statements are attached to this press release. IMI’s Annual and Special Meeting of Shareholders will be held at 10:30 a.m. (ET) on May 25, 2005 at the Toronto Stock Exchange Conference Centre, 130 King Street West, in Toronto, Ontario. The event will also be webcast live at www.imimedical.com.

About IMI
IMI (www.imimedical.com) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For information regarding PREVU*, please go visit www.PREVU.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.
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IMI Announces First Quarter Financial Results and Provides Operational Update

For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier, Director, Communications	John Nesbett/Andrea Faville
Ron Hosking, Chief Financial Officer	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	jnesbett@investorrelationsgroup.com
rhosking@imimedical.com	afaville@investorrelationsgroup.com

IMI Announces First Quarter Financial Results and Provides Operational Update

IMI International Medical Innovations Inc.
Incorporated under the laws of Canada
Consolidated Balance Sheets
(in Canadian Dollars)
As at March 31, 2005 and December 31, 2004

	March 31	December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$308,642	$239,458
Short-term investments	3,321,215	4,956,945
Accounts receivable	228,407	222,348
Inventory	273,702	267,500
Prepaid expenses and other receivables	273,074	137,015
Investment tax credits receivable	439,000	389,000
Total current assets	4,844,040	6,212,266
Capital assets, net of accumulated amortization of $615,318 (2004 - $581,155)	468,440	420,955
Acquired technology, net of accumulated amortization of $802,542 (2004 -$784,399)	344,715	362,858
	$5,657,195	$6,996,079
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$844,780	$1,021,086
Accrued liabilities	276,964	566,951
Current portion of deferred revenue	485,675	306,900
Total current liabilities	1,607,419	1,894,937
Deferred revenue	2,527,575	2,604,300
Total liabilities	4,134,994	4,499,237
Shareholders' equity
Capital stock	24,404,722	24,192,321
Contributed surplus	1,443,057	1,328,187
Warrants	200,000	200,000
Deficit	(24,525,578)	(23,223,666)
Total shareholders' equity	1, 522,201	2,496,842
	$5,657,195	$6,996,079

IMI Announces First Quarter Financial Results and Provides Operational Update

IMI International Medical Innovations Inc.
Consolidated Statements of Loss and Deficit

	Three months ended
	March 31 2005	March 31 2004
REVENUE	$12,359	$-
Product sales	76,725	1,725
License revenue	89,084	1,725
Cost of product sales	11,229	-
Gross Profit	77,855	1,725
EXPENSES
Research and development	$642,486	$571,110
General and administration	763,865	520,554
Amortization	52,306	57,268
	1,458,657	1,148,932
RECOVERIES AND OTHER INCOME
Investment tax credits	50,000	37,000
Interest	28,890	27,507
	78,890	64,507
Net loss for the period	(1,301,912	(1,082,700)

Deficit, beginning of period	(23,223,666	(17,654,767)
Deficit, end of period	$(24,525,578	$(18,737,467)
Basic and diluted loss per share	$(0.06	$(0.05)
Weighted average number of common shares outstanding	21,276,497	21,262,979

IMI Announces First Quarter Financial Results and Provides Operational Update

IMI International Medical Innovations Inc.
Consolidated Statements of Cash Flows

	Three months ended
	March 31 2005	March 31 2004

OPERATING ACTIVITIES
Net loss for the period	$(1,301,912)	$(1,082,700)
Add item not involving cash
Amortization	52,306	57,268
Stock compensation costs included in:
Research and development expense	30,321	20,182
General and administrative expense	98,550	34,181
Net change in non-cash working capital balances related to operations	(532,221)	138,744
Decrease in deferred revenue	(76,725)	(1,725)
Cash used in operating activities	(1,729,681)	(834,050)
INVESTING ACTIVITIES
Short term investments	1,635,730	1,074,416
Purchase of capital assets	(35,265)	(73,004)
Cash provided by investing activities	1,600,465	1,001,412
FINANCING ACTIVITIES
Issuance of capital stock, net	198,400	10,868
Cash provided by financing activities	198,400	10,868
Net increase in cash and cash equivalents during the period	69,184	(178,230)
Cash and cash equivalents
- Beginning of period	239,458	61,625
- End of period	$308,642	$239,855
Represented by
Cash	$308,642	$239,855
Cash equivalents	-	-
	$308,642	$239,855